SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 24, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

24 August 2021

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 23 August 2021 the following ordinary shares of US$0.20 and American Depository Receipts (ADR) (the "Shares") in Smith & Nephew plc (the "Company") were purchased in line with Smith & Nephew plc's Remuneration Policy to pay part of its Non-Executive Directors' fees in Shares.  These Shares were purchased net of tax and expenses. One ADR represents two ordinary shares.

The following relates to Erik Engstrom, Robin Freestone, Katarzyna Mazur-Hofsaess, Rick Medlock, Roberto Quarta and Angie Risley, included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Share purchase in lieu of part of annual fees.
Date of Transaction	2021 - 08 - 23
Place of Transaction	London Stock Exchange (XLON)

The following relates to John Ma, Marc Owen and Bob White, included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares
Identification code	ISIN: US83175M2052
Nature of the transaction	Share purchase in lieu of part of annual fees.
Date of Transaction	2021 - 08 - 23
Place of Transaction	New York Stock Exchange (XNYS)

Name	Director / PDMR	Price	Volume	Aggregated information	Total Share Holding following the transaction *	Total Share Holding as a % of the Company's ISC following the transaction *
Roberto Quarta	Chair	£14.205	4,149 ordinary shares	N/A Single Transaction	67,468.00000 ordinary shares (including 12,000.00000 ADRs)	0.00762%
Erik Engstrom	Non-Executive Director	£14.205	242 ordinary shares	N/A Single Transaction	16,442.00000 ordinary shares	0.00186%
Robin Freestone	Non-Executive Director	£14.205	242 ordinary shares	N/A Single Transaction	16,420.00000 ordinary shares	0.00186%
Katarzyna Mazur-Hofsaess	Non-Executive Director	£14.205	366 ordinary shares	N/A Single Transaction	366.00000 ordinary shares	0.00004%
Rick Medlock	Non-Executive Director	£14.205	265 ordinary shares	N/A Single Transaction	615.00000 ordinary shares	0.00007%
Angie Risley	Non-Executive Director	£14.205	242 ordinary shares	N/A Single Transaction	5,011.00000 ordinary shares	0.00057%
John Ma	Non-Executive Director	$38.60556	148 ADRs	N/A Single Transaction	296.00000 ordinary shares (including 148.00000 ADRs)	0.00003%
Marc Owen	Non-Executive Director	$38.60556	143 ADRs	N/A Single Transaction	8,072.00000 ordinary shares (including 4,036.00000 ADRs)	0.00091%
Bob White	Non-Executive Director	$38.60556	193 ADRs	N/A Single Transaction	6,656.00000 ordinary shares (including 3,328.00000 ADRs)	0.00075%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 24, 2021

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary